SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC. ON BEHALF OF ITS AFFILIATES INCLUDING CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC. AND CAPITAL INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE CAPITAL GROUP COMPANIES, INC.

i) CAPITAL GUARDIAN TRUST COMPANY

ii) Chase Nominees Limited 1,383,100 Nortrust Nominees 1,197,406 iii) CAPITAL INTERNATIONAL LIMITED

State Street Nominees Limited 515,300 Bank of New York Nominees 11,708,409 Northern Trust 5,112,760 Chase Nominees Limited 8,766,700 Midland Bank plc 651,300 Bankers Trust 232,500 Barclays Bank 98,600 Citibank London 199,700 Morgan Guaranty 705,200 Nortrust Nominees 7,594,900 MSS Nominees Limited 113,900 State Street Bank & Trust Co 3,299,200 Lloyds Bank 127,200 Citibank	351,565
Citibank NA	1,245,700
Deutsche Bank AG 215,100 Chase Manhattan Nominee Ltd	145,500
HSBC Bank plc	2,161,500
Mellon Bank N.A.	352,100
Northern Trust AVFC 1,513,400 KAS UK 175,600 Mellon Nominees (UK) Limited 301,700 Bank One London 475,000 HSBC	47,000
JP Morgan Chase Bank	120,100
Raiffeisen Zentral Bank 1,919,100 Fortis Bank 22,500 Metzler Seel Sohn & Co. 306,400 Nordea Bank 226,448 Bayerische Hypo Und Vereinsbank AG 36,500 iv) CAPITAL INTERNATIONAL S.A.

State Street Nominees Limited 70,600 Bank of New York Nominees	20,400
Chase Nominees Limited	1,326,301
Midland Bank plc 267,000 Barclays Bank	80,500
Pictet & Cie, Geneva	182,400
Nortrust Nominees	25,800
Morgan Stanley	29,900
JP Morgan	2,410,400
State Street Bank & Trust Co. 336,400 Lloyds Bank 71,400 Citibank NA 42,400 HSBC Bank plc	822,300
JP Morgan Chase Bank 38,000 Lombard Odier Et Cie, Geneva 670,700 Metzler Seel 30,300 Credit Suisse, Zurich 113,200 v) CAPITAL INTERNATIONAL, INC.

State Street Nominees Limited 3142,300 Bank of New York Nominees 1,680,490 Northern Trust 77,300 Chase Nominees Limited 5,506,500 Midland Bank plc 148,800 Bankers Trust 69,700 Nortrust Nominees 586,500 State Street Bank & Trust Co 1,059,900 Citibank 38,100 Citibank NA 677,526 HSBC Bank plc 155,448 JP Morgan Chase Bank 168,800 vi) CAPITAL RESEARCH AND MANAGEMENT COMPANY Chase Nominees Limited 660,000

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

29 JUNE 2006

12. Total holding following this notification

71,830,753 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

6.02%

14. Any additional information

 15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

 Date of notification

30 JUNE 2006

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